

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 12, 2018

Edgar Ward
Chief Executive Officer
NutraFuels, Inc.
6601 Lyons Road, Suite L-6
Coconut Creek, FL 33073

      Re: NutraFuels, Inc.
              Form 10-12G
              Filed November 1, 2017
              File No. 0-55144

Dear Mr. Ward:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 /s/H. Roger Schwall

                                 H. Roger Schwall
                                 Assistant Director
                                 Office of Natural Resources

cc: Brenda Hamilton, Esq.
       Hamilton & Associates Law Group